SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of May 2004

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Director Shareholding



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

   Prudential plc

2. Name of director

   Jonathan W Bloomer, Philip A J Broadley, Bridget Macaskill, Clark Manning, Roberto Mendoza, Robert Rowley, G Mark Wood

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Directors named above & spouse where applicable

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Jonathan W Bloomer & Anne E J Bloomer

Philip A J Broadley & Gillian E Broadley

Bridget Macaskill

Clark Manning

Roberto Mendoza

Robert Rowley

G Mark Wood

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

See point 7

6. Please state the nature of the transaction. For PEP/ISA transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Scrip dividend on shares of Prudential plc

7. Number of shares / amount of stock acquired

Jonathan W Bloomer 775 (438 shares in the name of the Director, 185 shares in the name of his spouse and 152 shares in respect of shares held in Trust under the Prudential Share Participation Plan)

Philip A J Broadley 235 shares (222 shares in the name of the Director and 13 in the name of his spouse)

Bridget Macaskill 26 shares

Clark Manning 556 shares

Roberto Mendoza 2,365 shares (13 shares on holding in his own name, 66 shares on holding with J P Morgan, 2,286 shares on holding with Goldman Sachs)

Robert Rowley 528 shares

G Mark Wood 159 shares ( shares acquired in respect of shares held in Trust under the Director's Deferred Share Award under the Prudential Annual Incentive
Plan)

8. Percentage of issued class

Jonathan W Bloomer Less than 0.00004%

Philip A J Broadley Less than 0.00002%

Bridget Macaskill Less than 0.0000002%

Clark Manning Less than 0.00003%

Roberto Mendoza Less than 0.0002%

Robert Rowley Less than 0.00003%

G Mark Wood Less than 0.000008%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 5p each

12. Price per share

448.4p

13. Date of transaction

26 May 2004

14. Date company informed

26 May 2004

15. Total holding following this notification

Jonathan W Bloomer (815,605 shares)

Philip A J Broadley (227,469 shares)

Bridget Macaskill (6,817 shares)

Clark Manning (272,822 shares)

Roberto Mendoza (108,551 shares)

Robert Rowley (32,832 shares)

G Mark Wood (346,484 shares)

16. Total percentage holding of issued class following this notification

Jonathan W Bloomer  Less than 0.041%

Philip A J Broadley Less than 0.012%

Bridget Macaskill Less than 0.0004%

Clark Manning Less than 0.014%

Roberto Mendoza Less than 0.006%

Robert Rowley Less than 0.002%

G Mark Wood Less than 0.018%


If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Jennie Webb, 020 7548 6027

25. Name and signature of authorised company official responsible for making this notification

Robert Walker, Deputy Group Secretary, 020 7548 3848

Date of Notification

26 May 2004



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 26 May 2004

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/            John Price
                                                        Deputy Group Secretary